MDS Announces Quarterly Dividend

(TORONTO, December 9, 2004) - MDS Inc. (NYSE: MDZ; TSX: MDS) announced today that the Board of Directors has declared a quarterly dividend of $0.0325 per Common share for the fourth quarter of fiscal year 2005.

The dividend on the Common shares is payable January 5, 2005 to shareholders of record on December 17, 2004.

MDS Inc. has more than 10,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day

Media Contact:
Peter Schram
Corporate Communications
MDS Inc.
416.675-6777 x 2141

Investor Contact:
Sharon Mathers
Vice President, Investor Relations
MDS Inc.
416.213.4721